GOVERNMENT INCOME PORTFOLIO

                    AGREEMENT AND DECLARATION OF UNITHOLDERS

         This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at Minneapolis, Minnesota, as of this 10th day of June, 1996 by the holders of beneficial interest of Government Income Portfolio, a separate series of Income Trust.

         WITNESS that

         WHEREAS, the Declaration of Trust for Income Trust provides for no restrictions on the transfer of units therein; and

         WHEREAS, the holders of units in Government Income Portfolio desire to restrict the transfer of their units in Government Income Portfolio;

         NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in Government Income Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the Government Income Portfolio's units outstanding excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in Government Income Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledge that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.

                                          IDS FEDERAL INCOME FUND, INC.


                                          /s/ Leslie L. Ogg
                                              Leslie L. Ogg
                                          Vice President and General Counsel


                                          STRATEGIST INCOME FUND, INC.
                                              Strategist Government Income Fund


                                          /s/ James A. Mitchell
                                              James A. Mitchell
                                          President